EXHIBIT 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2023

WINNIPEG, CANADA – (November 21, 2023) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended September 30, 2023.

Quarter Ended September 30, 2023 Highlights:

•	Recorded total net revenue of $5.0 million during the quarter ended September 30, 2023 compared to $5.3 million for the quarter ended September 30, 2022 and;

•	Recorded total net revenue from the sale of AGGRASTAT® of $2.4 million during the quarter ended September 30, 2023 compared to $3.0 million for the quarter ended September 30, 2022 and;

•	Recorded total net revenue from the Marley Drug business of $2.2 million ($670,000 from sales of ZYPITAMAG® , and $1.53 million from other pharmacy revenue) during the quarter ended September 30, 2023 compared to $1.8 million ($430,000 from sales of ZYPITAMAG® and $1.37 million from other pharmacy revenue) for the quarter ended September 30, 2022 and;

•	Recorded net revenue through insured business from the sale of ZYPITAMAG® of $398,000 during the quarter ended September 30, 2023 compared to $434,000 through insured business for the quarter ended September 30, 2022.

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA1) for the quarter ended September 30, 2023 was $429,000 compared to adjusted EBITDA of $1.4 million for the quarter ended September 30, 2022 and;

•	Net income for the quarter ended September 30, 2023 was $84,000 or $0.01 per share compared to net income of $1.1 million or $0.11 per share for the quarter ended September 30, 2022.

•	R&D expenses for the quarter ended September 30, 2023 were $508,000, and the company remains committed to the completion of the PNPO deficiency Phase 3 clinical trial.

•	The Company remains cash flow positive and carries no debt on its balance sheet.

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Financial Results

Net AGGRASTAT® product sales for the three month period ended September 30, 2023, were $2.4 million compared to $3.0 million during the three month period ended September 30, 2022. The decrease in AGGRASTAT® revenues from the prior year when compared to the previous year is the result of a decrease in the volume of AGGRASTAT® sold, and competition from generic tirofiban.

ZYPITAMAG® contributed $398,000 of revenue for the quarter ended September 30, 2023 compared to $434,000 for the quarter ended September 30, 2022. The decrease in revenue through insured channels is primarily as a result of wholesaler returns and higher coverage gap payments to pharmacy benefit managers. This amount does not include sales of ZYPITAMAG® through the Marley Drug business.

The Marley Drug business contributed $2.2 million of revenue for the quarter ended September 30, 2023 compared to $1.8 million for the quarter ended September 30, 2022. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. It serves thousands of customers and provides another channel for direct-to-consumer marketing, distribution and improved profit margin for ZYPITAMAG®. The increase in revenue is a result of increased sales through its e-commerce platform, including increased sales of ZYPITAMAG®.

Adjusted EBITDA for the quarter ended September 30, 2023 was $429,000 compared to $1.4 million for the quarter ended September 30, 2022. Decreased adjusted EBITDA for the quarter ended September 30, 2023 resulted from lower net revenue, higher selling and R&D expenses, partially offset by lower cost of goods sold during the current quarter.

Net income for the quarter ended September 30, 2023 was $84,000 or $0.01 per share compared to net income of $1.1 million or $0.11 per share for the quarter ended September 30, 2022. The main factor contributing to the decrease in net income recorded for the quarter ended September 30, 2023 was lower net revenue, higher selling and R&D expenses, partially offset by lower cost of goods sold during the current period.

At September 30, 2023, the Company had unrestricted cash totaling $5.6 million, an increase from $4.9 million of unrestricted cash held as of December 31, 2022. Cash flows from operating activities for the nine months ended September 30, 2023 was $1.2 million compared to cash flows from operating activities of $1.3 million for the nine months ended September 30, 2022.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedar.com and on the Company’s website at www.medicure.com.

Notes

(1)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non‑cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three and nine month periods ended September 30, 2023 and 2022 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

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Conference Call Info:

Topic:  Medicure's Q3 2023 Results

Call date:  Wednesday, November 22, 2023

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Toll Free: 1 (888) 506-0062

International:  1 (973) 528-0011

Participant Access Code: 599508

Webcast: This conference call will be webcast live over the internet at the following link: https://www.webcaster4.com/Webcast/Page/2965/48792

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company’s U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. (“Marley Drug”), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To receive investor and business updates from Medicure, please fill out this form click here to be added to Medicure’s e-mail list.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its current Form 20F.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:

Dr. Albert D. Friesen

Chief Executive Officer

Tel. 888-435-2220

Fax 204-488-9823

E-mail: info@medicure.com

www.medicure.com

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Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of Canadian dollars, except per share amounts)

	September 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$5,642	$4,857
Accounts receivable	5,531	5,635
Inventories	3,377	3,221
Prepaid expenses	761	1,134
Total current assets	15,311	14,847
Non‑current assets:
Property and equipment	856	1,187
Intangible assets	9,444	10,624
Goodwill	3,171	3,177
Other assets	63	63
Total non‑current assets	13,534	15,051
Total assets	$28,845	$29,898
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,671	$7,128
Current portion of royalty obligation	-	179
Current portion of acquisition payable	676	677
Current income taxes payable	6	60
Current portion of lease obligation	351	346
Total current liabilities	6,704	8,390
Non‑current liabilities
Lease obligation	275	503
Total non‑current liabilities	275	503
Total liabilities	6,979	8,893
Equity:
Share capital	81,014	80,917
Contributed surplus	10,647	10,476
Accumulated other comprehensive income	(5,491)	(5,458)
Deficit	(64,304)	(64,930)
Total Equity	21,866	21,005
Total liabilities and equity	$28,845	$29,898

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Condensed Consolidated Interim Statements of Net Income and Comprehensive  Income

(expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Revenue, net	$5,002	$5,287	$16,623	$16,750
Cost of goods sold	1,362	1,391	4,999	5,034
Gross profit	3,640	3,896	11,624	11,716

Expenses
Selling	2,017	1,694	6,123	5,060
General and administrative	1,024	1,036	3,055	3,909
Research and development	508	314	1,703	1,984
	3,549	3,044	10,881	10,953

Other Income
Change in fair value of contingent consideration	-	(302)	-	(302)

Finance (income) costs:
Finance (income) expense, net	(3)	33	(20)	90
Foreign exchange (gain) loss, net	17	(10)	71	25
	14	(279)	51	(187)
Net income (loss) before income taxes	$77	$1,131	$692	$950
Income tax (recovery) expense
Current	(7)	18	66	39
Net income	$84	$1,113	$626	$911
Other comprehensive income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries	455	1,257	(33)	1,587
Other comprehensive income, net of tax	455	1,257	(33)	1,587
Comprehensive income	$539	$2,370	$593	$2,498

Earnings per share
Basic	$0.01	$0.11	$0.06	$0.09
Diluted	$0.01	$0.11	$0.05	$0.09

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Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of Canadian dollars, except per share amounts)

For the nine months ended September 30	2023	2022
Cash (used in) provided by:
Operating activities:
Net income for the period	$626	$911
Adjustments for:
Change in fair value of contingent consideration		(302)
Recovery of royalties	(234)	-
Amortization of property, plant and equipment	319	343
Amortization of intangible assets	1,298	1,171
Share‑based compensation	212	50
Finance (income) expense, net	11	90
Unrealized foreign exchange (gain) loss	71	812
Income tax expense	66	39
Change in the following:
Accounts receivable	86	(285)
Inventories	(178)	(61)
Prepaid expenses	334	203
Accounts payable and accrued liabilities	(1,108)	(865)
Other assets	-	27
Interest received (paid), net	31	10
Income taxes paid	(78)	(42)
Royalties paid	(304)	(772)
Cash flows from operating activities	1,152	1,329
Investing activities:
Acquisition of intangible assets	(142)	(269)
Cash flows used in investing activities	(142)	(269)
Financing activities:
Repayment of lease liability	(225)	(219)
Cash flows used in financing activities	(225)	(219)
Increase in cash and cash equivalents	785	841
Cash and cash equivalents, beginning of period	4,857	3,694
Cash and cash equivalents, end of period	$5,642	$4,535

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